Mail Stop 05-10
					May 27, 2005


via U.S. mail and Facsimile

Jerry A. Dukes
Chief Executive Officer and President
PW Eagle, Inc.
1550 Valley River Drive
Eugene, OR 97401

	Re:	PW Eagle, Inc.
Form S-3 filed April 29, 2005
		File No. 333-124462

		Form 10-K for fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended March 31, 2005
		File No.  000-18050

Dear Mr. Dukes:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 filed April 29, 2005

General

1. We note that you filed a confidential treatment request with respect to an exhibit to the Form 10-Q for the quarter ended March 31, 2005. Please note that we may have comments on your confidential treatment request that will follow by separate letter. Please be advised that all confidential treatment issues must be resolved before we will consider a request for effectiveness of your registration statement.

Risk Factors, page 4

2. We note the statement that the "risks and uncertainties described are not the only ones we face." Please confirm that you have disclosed all material risks or revise this section accordingly. In addition, please delete the fourth sentence in the introductory paragraph.

We have a significant amount of outstanding debt..., page 5

3. Revise this section to state the amount outstanding under each credit facility and the interest rate of each facility, as of the most recent date practicable. Please state your current annual debt service payment obligations.

Interest rates affect our ability to finance our indebtedness..., page 6

4. Please indicate how much your interest expense will increase for a
1% increase in interest rates.

Other risk factors, page 6

5. All material risks should be fully described in a separate risk factor for each. Please revise accordingly.

Selling Shareholder, page 7

6. Revise this section to include a reasonably detailed description of how the selling shareholder acquired the common shares to be sold including, but not limited to, a discussion of the exemption relied upon to issue the warrants and shares and the party to whom the warrants were issued, when the warrants were issued, and when the warrants became exercisable.

7. Please clarify the disclosure in the second sentence in this paragraph. We assume that you intended to say that the selling shareholder has not had any material relationship with the company except as set forth in the footnotes to the table. If the selling shareholder has had a material relationship with you within the past three years, please describe it.

8. Please tell us whether the selling shareholder is a broker-dealer or an affiliate of broker-dealer. If the selling shareholder is a registered broker-dealer, it should be named as an underwriter.
If
the selling shareholder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Plan of Distribution, page 8

9. Revise this section to include a discussion of the effect of Regulation M on the activities of any potential broker-dealers, underwriters, or others participating in a distribution of the common shares.

Where You Can Find More Information, page 10

10. Update this section as necessary to include all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since
December
31, 2004 through the effective date of this registration statement.
See Form S-3 Item 12(a)(2).

11. Where you reference the incorporation of future filings, it appears that you have indicated an incorrect file number, 0-18317, rather than the number that corresponds with your Exchange Act filings on Edgar, which is 0-18050. Please revise.

Exhibit 5.1

12. Please revise the legality opinion to reflect the state of incorporation.


Form 10-K for fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9

13. In future filings, revise this section to more fully discuss the financial covenants and ratios that PW Eagle, USPoly, and PWPipe are required to comply with under their respective credit facilities.

MD&A - Liquidity and Capital Resources, page 12

14. In future filings, please state the amount currently outstanding under each credit facility.

15. In future filings, discuss the financial covenants the company is required to comply with under the capital lease obligations discussed on pages 13 and 16.

MD&A - Contractual Obligations, page 15

16. It appears to us that you should revise your tabular presentation in future filings to include estimated variable interest payments for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts. If you do not reflect estimated variable interest payments in the table, you should revise future filings to provide a note to the table that estimates them for each period based on the current amount outstanding and current interest rates and discloses the assumptions used to estimate such amounts.

MD&A - Critical Accounting Policies, page 21

17. It appears to us that you should revise your disclosures related to critical accounting polices in future filings to address the methodology and assumptions underlying them, the effect they had on your financial statements and the effect of changes in estimates. For example, revise your disclosures related to income taxes to quantify the amount of taxable income you are required to earn to fully realize your deferred tax assets and the amount of taxable income you earned in the current period and revise your disclosures related to insurance and worker`s compensation liabilities to provide roll-forwards for each period and, if applicable, to address material fluctuations in amounts accrued.

Item 7A.  Quantitative and Qualitative Disclosures About Market
Risk,
page 24

18. In future filings, please include a discussion of any commodity price risk the company faces.

Consolidated Statements of Cash Flows, page 28

19. Tell us if the overdrafts are book overdrafts or bank overdrafts.
If they are book overdrafts, tell us why you believe it is appropriate to reflect them in financing activities.

Note 2.  Acquisitions and Divestitures, page 32

20. Provide us additional information related to the transaction in which USPoly acquired the business of W.L. Plastics for $17.6 million and explain if and how this transaction is reflected in the consolidated financial statements. In addition, provide us a comprehensive explanation of how and why you determined the equity method was initially appropriate and how and why you now determined the cost method is appropriate.

Note 6.  Guarantees, page 42

21. In future filings, present an analysis of the product warranty accrual for each period that a statement of operations is presented as required by paragraph 14.b. of FIN 45. This comment is also applicable to future Forms 10-Q.



Note 15.  Segment Information, page 49

22. In future filings, provide disclosures related to goodwill by segment as required by paragraph 45 of SFAS 142.

Item 9A.  Controls and Procedures, page 54

23. We note your disclosures stating that the principal executive officer and principal financial officer have concluded that the disclosure controls and procedures are "effective and sufficient to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified...". In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange
Act Rule 13a-15(e).

Item 13.  Certain Relationships and Related Transactions

24. Please tell us, and revise in future filings, the duration of each management agreement made with Spell Capital Partners, LLC.

Schedule II - Valuation and Qualifying Accounts, page 60

25. In future filings, revise MD&A to disclose and discuss the amounts of and reasons for material changes in expenses related to asset valuation reserves during each period. We note the significant increase in the expense related to the allowance for doubtful accounts during 2004 was not disclosed or discussed in MD&A.


Form 10-Q for the quarter ended March 31, 2005

Part I., Item 2.  Management`s Discussion and Analysis of
Financial
Condition and Results of Operations
Changes in Financial Condition and Liquidity, page 12

26. To enhance your disclosure, please confirm and revise future filings to disclose whether you and USPoly are in compliance with the covenants contained in the applicable debt agreements as of the latest balance sheet date. To the extent material, disclose and discuss your most restrictive debt covenants.



Part I, Item. 4 Controls and Procedures

27. Please amend the Form 10-Q to include the information required by
Item 4. Controls and Procedures and re-file the CEO and CFO certifications.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Dale Welcome, Staff
Accountant, at (202) 551-3865 or, in his absence, to Anne
McConnell,
Senior Staff Accountant, at (202) 551-3709. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202)
551-
3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Melodie R. Rose, Esq.
	Fredrikson & Byron, P.A.
	200 South Sixth Street
	Minneapolis, Minnesota 55402
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Jerry A. Dukes
PW Eagle, Inc.
May 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE